

June 25, 2013

<u>Via E-mail</u>
Fred L. Hite
Chief Financial Officer
Symmetry Medical Inc.
3724 North State Road 15
Warsaw, Indiana 46582

> **Re: Symmetry Medical Inc.**
> **Form 10-K for Fiscal Year Ended December 29, 2012**
> **Filed March 8, 2013**
> **Form 10-Q for Fiscal Quarter Ended March 30, 2013**
> **Filed May 9, 2013**
> **Response dated June 11, 2013**
> **File No. 001-32374**

Dear Mr. Hite:

We have reviewed your response letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 29, 2012

Government Regulations, page 15

1.   It appears that you have not addressed the last sentence of prior comment 2. Please provide us, and disclose in future filings, information with respect to the listing or approval of your products under material foreign government regulatory processes similar to the information we requested regarding FDA requirements.

Directors, Executive Officers and Corporate Governance, page 94

2.   Please expand the analysis of the disclosure requirements in Regulation S-K Item 401(f) that you provided in response to prior comment 4 to address the paragraph numbered "25" in Exchange Act Release No. 66268.

Executive Compensation, page 94

3.   Regarding your response to prior comment 5:

- Please tell us with specificity how your Compensation Discussion and Analysis addresses the 19,090 shares forfeited that you mention in your response.
- Please tell us with specificity the authority on which you rely to include negative $188,991 in the Summary Compensation Table. For guidance, see the Division of Corporation Finance's Regulation S-K Compliance and Disclosure Interpretation 119.28 available on the Commission's website.
- Please tell us how you reported in your compensation tables the 19,090 shares earned as mentioned in the sentence before the caption "(b) Stock Options" on page 24 of your latest proxy statement.
- The Grant of Plan-Based Awards table that you provided in your letter does not reflect the requirements of Regulation S-K Item 402(d). For example, you have changed the required column headings and have omitted column (l). Please provide us – and disclose in future filings – a table in the format required by Regulation S-K Item 402(d).
- Please tell us on what date you filed a summary compensation table that reports the payments to your prior CEO of $730,000 mentioned in the last paragraph of your response to prior comment 5.
- Please expand your response to clarify how restricted stock awards and cash bonuses to named executives officers and other executives were management transition expenses reflecting costs from the appointment of your new CEO as you state in the first sentence on page 48 of your Form 10-K.

Form 10-Q for Fiscal Quarter Ended March 30, 2013

4.   Please expand your response to the first bullet point of prior comment 6 to clarify the basis for your conclusions regarding whether you reasonably expected the uncertain consequences to have a material impact on your sales, revenues or income from continuing operations. Provide us sufficient factual detail regarding the status of disruptions and transition issues to permit an understanding of your disclosure conclusions at the time you filed the Form 10-Q.

5.   Please expand your response to prior comment 7 and the last paragraph of your response to prior comment 6 to tell us with specificity which subsections of which exhibits (1) provide for the allocation of excess cash in the manner that you indicate in the response

and (2) control whether misapplication of excess cash is a default. Also, expand the last paragraph of your response to prior comment 7 to analyze the materiality of any consequences that would have resulted if you did not receive the waiver.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Sally Brammell at (202) 551-3779 or me at (202) 551-3617 with any questions.

Sincerely,

/s/ Russell Mancuso

Russell Mancuso
Branch Chief

cc (via e-mail): David C. Milne, General Counsel
Symmetry Medical Inc.